Phone:	(212)885-5234
Fax:	(212)898-1392
Email:	cschrenko@blankrome.com

June 7, 2018

FILED VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lisa Larkin

Re:	Cornerstone Strategic Value Fund, Inc.

(File Numbers: 811-05150 and 333-224879)

Registration Statement on Form N-2

Dear Ms. Larkin:

On behalf of our client, Cornerstone Strategic Value Fund, Inc. (the “Fund”), we are filing a request for acceleration of the Registration Statement on Form N-2 (the “Registration Statement”) initially filed on May 11, 2018 and amended on June 7, 2018, such that the Registration Statement will be declared effective on Friday, June 8, 2018 or as soon thereafter as practicable.

Please contact me at (212) 885-5234 or Thomas R. Westle at (212) 885-5239 with any questions you may have or for any further information you may desire.

Very truly yours,

/s/ Courtney B. Schrenko

Courtney B. Schrenko